Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Country of Organization
Brooklyn ImmunoTherapeutics LLC	Delaware
NTN Canada, Inc.	Canada

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of the registrant are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.